Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

04046692

1st December 2004

SUPPL

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – RNS announcement – Director Shareholding - 17:10 29 Nov 2004

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

J Stevens

Jackie Stevens
Enc.

PROCESSED
DEC 17 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
DEC 08 2004
WASH, D.C. 202 SECTION

F:\Users\CompanySecretarial 040101\Plc\Letters\041201 - (Securities & Exchange Commission)(RNS announcement - Director shareholdings).doc

Registered in England & Wales No. 912624
Taylor Nelson Sofres plc Registered Office:
TNS House, Westgate, London, W5 1UA

Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

1st December 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – RNS announcement – Director Shareholding - 17:10 29 Nov 2004

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens
Enc.

F:\Users\CompanySecretarial 040101\Plc\Letters\041201 - (Securities & Exchange Commission)(RNS announcement - Director shareholdings).doc

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replac
Taylor Nelson Sofres PLC	Director Shareholding		17:10 29 Nov 04		

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO

All relevant boxes should be completed in block capital letters.

1.	Name of company Taylor Nelson Sofres plc	2.	Name of director Stephan Buck
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest Stephan Buck	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) Stephan Buck
5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary Sale of shares

7.	Number of shares/amount of stock acquired N/A	8.	Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A	9.	Number of shares/amount of stock disposed 40,000	10.	Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) 0.009%
11.	Class of security Ordinary Shares 5 pence each	12.	Price per share 233p	13.	Date of transaction 29 November 2004	14.	Date company informed 29 November 2004

15.	Total holding following this notification 63,000	16.	Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) 0.014%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	**22.** Total number of shares or debentures over which options held following this notification

23. Any additional information	**24.** Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRETARY 020 8967 4655 OR 07734 044320

25. Name and signature of authorised company official responsible for making this notification IAN PORTAL, GROUP COMPANY SECRETARY Date of notification 29 November 2004

END

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RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
7860F	Taylor Nelson Sofres PLC	Director Shareholding		Released	17:10 29 Nov 04			Replace
4955F	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	14:18 22 Nov 04			Replace
1314F	Taylor Nelson Sofres PLC	Director Shareholding		Released	14:03 11 Nov 04			Replace
9325E	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	15:39 5 Nov 04			Replace

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